Exhibit 99.1

 Results of Kamada’s Phase 2 Trial of Alpha-1 Antitrypsin in Newly
Diagnosed Type-1 Diabetes Patients to be Presented at the Upcoming
American Diabetes Association’s 78th Scientific Sessions

REHOVOT, Israel – June 4, 2018 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company, today announced that the results from the Company’s Phase 2 trial of Alpha-1 Antitrypsin (AAT) in newly diagnosed type-1 diabetes (T1D) will be presented in an oral session at the 78th Scientific Sessions of the American Diabetes Association (ADA), which will be held from June 22-26, 2018, in Orlando, Florida.

“We are excited to present the data from our Phase 2 trial of AAT in newly diagnosed T1D patients at such a prestigious medical conference,” said Amir London, Kamada’s Chief Executive Officer.  “Based on the results generated to date, and feedback received from the medical community, we believe that further studies in a larger population are warranted. We are actively seeking the appropriate partner for the continued development of our T1D program.”

Sunday, June 24, 2018, from 4:30 – 6:30 PM ET

Session:	From Progression to Management in Type 1 Diabetes—What Is New?
Abstract Title:	Alpha-1 Antitrypsin Therapy in Recent-Onset Type 1 Diabetes
Presenter:	Dr. Yael Lebenthal, Director, Pediatric Endocrinology and Metabolic Disease Unit, Dana-Dwek Children’s Hospital, Tel Aviv, Israel
Abstract Control #:	2018A-4747-Diabetes

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins. AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors. In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency and, in addition, its intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding the potentials associated with results from the Company’s Phase 2 trial of Alpha-1 Antitrypsin (AAT), including possible further studies and partnership. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com